Hypo Real Estate
HOLDING

RECEIVED
2005 DEC -6 P 1:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

05013076

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Hanns-Christian Paul
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Hanns-Christian.Paul
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 02 December 2005

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Hanns-Christian Paul

PROCESSED
DEC 08 2005
THOMSON
FINANCIAL

Enclosures

(1) 28 November 2005 Press release: Hypo Real Estate Bank AG to finance the purchase of the Degussa Areal by the DIC Real Estate Group and the Morgan Stanley Real Estate Fund.

(2) 11 November 2005 Press release: Stephan Bub to become a member of the Management Board of Hypo Real Estate Holding AG.

Hypo Real Estate
GROUP

Press release

Hypo Real Estate Bank AG to finance the purchase of the Degussa Areal by the DIC Real Estate Group and the Morgan Stanley Real Estate Fund

Munich, November 28th 2005: Hypo Real Estate Bank AG, Munich, is to finance the purchase of the Degussa Areal by the DIC Real Estate Group and the Morgan Stanley Real Estate Fund.

With rented floor space of more than 65,000m², the Degussa Areal is situated in a central inner city location in Frankfurt. It was sold by Degussa AG, Düsseldorf, on 17 October 2005 to the DIC Real Estate Group and the Morgan Stanley Real Estate Fund. Degussa will lease back the property for a long-term period of ten years for the approx. 950 employees at the site. The DIC Real Estate Group plans to design the property as new city headquarters in close cooperation with the City of Frankfurt.

"With this transaction, Hypo Real Estate Bank has again demonstrated that it has again become a leading player in commercial real estate financing in Germany," says Frank Lamby, Management Board spokesman of Hypo Real Estate Bank AG and member of the Management Board of Hypo Real Estate Holding AG. "We have identified opportunities on the real estate market in Frankfurt. In addition to the markets of Munich, Hamburg, Stuttgart, Berlin and North-Rhine Westphalia as well as selected regions in Eastern Germany, this is one of the core markets for Hypo Real Estate Bank AG", continues Lamby.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2

Hypo Real Estate Bank AG

Hypo Real Estate Bank AG, Munich, is the centre of competence of the Hypo Real Estate Group (HREG) for the German market. The group is one of the largest European providers of commercial real estate financing, and consists of the non-operational listing holding company Hypo Real Estate Holding AG with registered offices in Munich, and three operational business units. At present, the international real estate financing activities are pooled at Württembergische Hypothekenbank AG, Stuttgart, which will trade as Hypo Real Estate Bank International AG from 2006 onwards. Public Finance as well as Capital Markets operations will be handled by Hypo Public Finance Bank puc (Dublin).

Press contact:

Hypo Real Estate Group
Oliver Gruß
Telephone: +49 (0)89 203007 781
Telefax: +49 (0)89 203007 772
Email:oliver.gruss@hyporealestate.com

Hypo Real Estate
GROUP

Press release

Stephan Bub to become a member of the Management Board of Hypo Real Estate Holding AG

Munich, November 11th 2005 : Stephan Walter Bub (47) will join the Management Board of Hypo Real Estate Holding AG as of 1 December 2005. He will be responsible in the Management Board of the holding company for Public Finance and Capital Markets activities of the group.

As already announced, he is also the CEO of the future Hypo Public Finance Bank, Dublin, and will accordingly exercise a double function within the Hypo Real Estate Group. The Hypo Real Estate Group conducts its Public Finance and Capital Markets business from Hypo Public Finance Bank, Dublin which is still trading as Hypo Real Estate Bank International and will change its name at the beginning of 2006.

Since the beginning of 2004, Stephan Bub has been a member of the Board of Directors of Hypo Real Estate Bank International, Dublin. In the years 2002 and 2003, he was a member of the Management Board of Bayerische Hypo- und Vereinsbank, where he was responsible for Corporates and Markets. He previously worked in various senior positions of HVB. After studying economic science, Stephan Bub started his career in 1988 at Berliner Handels- und Frankfurter Bank (BHF-Bank).

Press contact:
Oliver Gruß
Telephone: +49 (0)89 203007 781
Telefax: +49 (0)89 203007 772
E-mail: oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München